Exhibit 12.1
HYATT HOTELS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions of dollars)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Pretax income from continuing operations before adjustment for equity earnings (losses) from unconsolidated hospitality ventures	$258	$500	$322	$116	$78
Fixed charges	133	129	105	95	81
Distributed income of equity method unconsolidated hospitality ventures	25	70	39	15	12
Subtract: Interest capitalized net of amortization	6	4	5	1	1
Subtract: Noncontrolling interest loss with no fixed charges	—	(1)	(2)	(1)	(1)
Total Earnings	$410	$696	$463	$226	$171

Fixed Charges:
Interest expense	$77	$78	$74	$74	$61
Interest within rent expense	29	28	26	21	20
Performance guarantee expense, net	27	23	5	—	—
Total Fixed Charges	$133	$129	$105	$95	$81

Ratio of Earnings to Fixed Charges (1)	3.1x	5.4x	4.4x	2.4x	2.1x

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax earnings before adjustments for equity earnings (losses) from unconsolidated hospitality ventures; and fixed charges include: interest (expenses and capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness, the interest portion of rent expense that is deemed to be representative of the interest factor, and performance guarantee expense, net. Our performance guarantee arrangements are primarily subject to annual performance guarantee metrics.